Exhibit 99 (a)(5)

News Release INVESTOR AND MEDIA CONTACT: George R. Kirkland Senior Vice President and Treasurer Phone: (229) 873-3830 gkirkland@sgfc.com

For Immediate Release

SOUTHWEST GEORGIA FINANCIAL CORPORATION ANNOUNCES TENDER OFFER TO REPURCHASE STOCK

MOULTRIE, GEORGIA, September 15, 2006 -- Southwest Georgia Financial Corporation (AMEX: SGB), a full service community bank holding company, today announced the commencement of a tender offer to repurchase up to 575,000 shares of its common stock, subject to possible increase for the purchases of small lots of less than 500 shares, at a price of $23.00 per share. The number of shares to be repurchased represents approximately 18% of outstanding common stock, and the purchase price represents a 19% premium to the closing sales price of $19.40 on September 14, 2006, the last trading day before the Company announced the offer. The tender offer is set to begin Monday, September 18, 2006, and is set to expire at 5:00 p.m., Eastern Standard Time, on Friday, October 13, 2006, unless the offer is extended by the Company.

DeWitt Drew, President and CEO, commented, “Over the past several years, the Board of Directors has evaluated a variety of strategic alternatives, including a number of potential merger and acquisition opportunities, for using our excess capital resources and maximizing shareholder value. We believe that with the limited opportunities currently available to us, a tender offer to repurchase a significant number of outstanding shares will give us the best opportunity to utilize our excess capital resources while allowing shareholders to liquidate or diversify their holdings.”

The Board of Directors of Southwest Georgia Financial Corporation has approved the tender offer. However, neither the Company, nor its Board of Directors, is recommending that any shareholder tender or refrain from tendering any shares.  The Company’s executive officers and directors have indicated to the Company that they intend to tender at least 91,310 Shares and possibly up to 109,310 Shares pursuant to the Offer.  Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

SPECIFIC INSTRUCTIONS AND A COMPLETE EXPLANATION OF THE TERMS AND CONDITIONS OF THE TENDER OFFER ARE CONTAINED IN THE OFFER TO PURCHASE AND RELATED MATERIALS THAT WILL BE MAILED TO SHAREHOLDERS OF RECORD BEGINNING ON SEPTEMBER 18, 2006. SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE TENDER OFFER.

The depositary for the tender offer is American Stock Transfer & Trust Company. The information agent for the tender offer is Keefe, Bruyette & Woods, Inc. Shareholders with questions or who would like additional copies of the offer documents may call the information agent at (877) 298-6520.

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Southwest Georgia Financial Corporation Announces Tender Offer
September 15, 2006

About Southwest Georgia Financial Corporation
Southwest Georgia Financial Corporation is a state-chartered bank holding company with approximately $300 million in assets headquartered in Moultrie, Georgia. Its primary subsidiary, Southwest Georgia Bank, offers comprehensive financial services to consumer, business, and governmental customers. The current banking facilities include the main office located in Colquitt County, branch offices located in Baker County, Thomas County, and Worth County. The bank provides, in addition to conventional banking services, investment planning and management, trust management, mortgage banking and commercial and individual insurance products. Insurance products and advice are provided by Southwest Georgia Insurance Services which has an office in Colquitt County. Mortgage banking for primarily commercial properties is provided by Empire Financial Services, Inc., a mortgage banking services firm.

More information on Southwest Georgia Financial Corp. and Southwest Georgia Bank can be found at its website: www.sgfc.com.

This news release contains certain brief forward-looking statements concerning the Company's outlook. The Company cautions that any forward-looking statements are summary in nature, involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, could affect the Company's actual results and could cause actual results in the future to differ materially from those expressed or implied in any forward-looking statements included in this release: the ability of the bank to manage the interest rate environment, the success of reducing operating costs, overall economic conditions, customer preferences, the impact of competition, the ability to execute the strategy for growth. Additional information regarding these risks and other factors that could cause the Company's actual results to differ materially from our expectations is contained in the Company’s filings with the Securities and Exchange Commission. Except as otherwise required by federal securities laws, Southwest Georgia Financial undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock is only being made pursuant to the Offer to Purchase and related materials that the Company will send to its shareholders. Shareholders may obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at http://www.sec.gov, without charge. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the Securities and Exchange Commission, without charge, from the Company.

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